SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 1	☐
Post-Effective Amendment No.	☐

and

(Exact name of Registrant as Specified in Charter)

AMERICAN PENSION INVESTORS TRUST

2303 YORKTOWN AVENUE

LYNCHBURG, VA 24501

434-846-1361

(Name and Address of Agent for Service)

DAVID D. BASTEN

2303 YORKTOWN AVENUE

LYNCHBURG, VA 24501

Please send copy of communications to:

MAGGIE BULL, ESQUIRE

ULTIMUS FUND SOLUTIONS, LLC

225 PICTORIA DRIVE, SUITE 450

CINCINNATI, OH 45246

DAVID C. MAHAFFEY, ESQUIRE

SULLIVAN & WORCESTER LLP

1666 K STREET, NW

WASHINGTON, DC 20006

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Filing Fee: No filing fee is required because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has registered a indefinite number of shares.

AMERICAN PENSION INVESTORS TRUST

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

•	Cover Sheet

•	Contents of Registration Statement

•	Explanatory Note

•	Signature Page

EXPLANATORY NOTE

This Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 for American Pension Investors Trust (“Registrant”) incorporates by reference Registrant’s Part A, Part B and Part C contained in the Registrant’s Registration Statement on Form N-14 which was filed with the Securities and Exchange Commission on February 2, 2018. This Pre-Effective Amendment is being filed for the sole purpose of delaying the effectiveness of the Registration Statement under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed on behalf of the Registrant by the undersigned, thereunto duly authorized, in the City of Lynchburg, Commonwealth of Virginia on the 7th day of February, 2018.

AMERICAN PENSION INVESTORS TRUST

/s/ David D. Basten
David D. Basten, President

Pursuant to the requirements of the Securities Act, this Amendment to the Registrant’s Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ David D. Basten David D. Basten	Trustee, Chairman and President (Principal Executive Officer)	February 7, 2018

/s/ David M. Basten David M. Basten	Trustee	February 7, 2018

/s/ Mark A. Borel * Mark A. Borel	Trustee	February 7, 2018

/s/ Stephen B. Cox * Stephen B. Cox	Trustee	February 7, 2018

/s/ G. Edgar Dawson III * G. Edgar Dawson III	Trustee	February 7, 2018

/s/ Wayne C. Johnson * Wayne C. Johnson	Trustee	February 7, 2018

/s/ Charles D. Foster Charles D. Foster	Treasurer	February 7, 2018

*By:	/s/ David D. Basten
David D. Basten

Attorney-in-Fact, pursuant to the powers of attorney incorporated herein by reference to Post-Effective Amendment No. 40 to the Registrant’s Registration Statement on Form N-1A (File No. 002-96538) as filed with the SEC via EDGAR Accession No. 0001193125-06-197971 on September 27, 2006.